Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

SEC Registration Statement No.: 333-192671

The following excerpts relating to Old National Bancorp’s pending acquisition of Tower Financial Corporation are from the transcript of a conference call held by executive officers of Old National on January 8, 2014 in connection with the announcement of Old National’s proposed merger transaction with United Bancorp, Inc.

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Robert G. Jones, President and Chief Executive Officer

…Banks in excess of $10 billion at year end will be subject to the Durbin Amendment beginning in the third quarter of the following year. With this partnership, along with our pending acquisition partnership with Tower, we believe we’ll be subject to the impact of the Durbin Amendment beginning July 1, 2015…

…To use 9/30 public data for both Tower and United, we believe that we can absorb this impact and still provide positive financial impact.

At 9/30 Tower had assets of approximately $700 million and United had assets of approximately $920 million for the same period. If you assume a 1 % return on assets, these two partnerships could generate $16 million in after tax income, more than enough income to cover even the high end of our after tax Durbin estimate of $7.8 million…

(Q – Emlen Harmon): … Maybe just starting off on the discussion regarding Durbin. I think historically you guys have said you wanted to be above $12 billion in assets to offset that. And so I guess with this deal closing you’re not quite there yet. Can you talk about how you’re thinking about the balance sheet side and where you want to be in a year or two now?

(A – Robert Jones): Great question, Emlen and when we announced the partnership with Tower, we talked a little bit about the potential of shrinking the balance sheet and reallocating some assets. Obviously now with this opportunity, our need to shrink is not nearly as great. So, we will continue to look at certain assets. If they don’t make sense, then we’re going to do what’s right for the shareholder. So, we are confident that between organic growth as well as M&A opportunities, again within those markets we’ve always talked about, that within 18 months that we should well exceed a $12 billion mark that will more than cover the Durbin impact. And again, I think what our board concluded was the strategic value of a partnership like United over the longer-term was going to provide greater value to us and also kind of finished our message that we want to be a player in these markets…

(Q – Chris McGratty): … given what’s been written in the press about Tower and some lenders leaving for a competitor… Can you talk about retention?…What you’ve done maybe differently with this deal to maybe protect yourself a little bit better from a competitive standpoint?

(A – Robert Jones): Yeah, it’s a great question, Chris. I appreciate you asking it. Every deal presents unique opportunities and I think the fact that Todd has committed to stay on board helps us a lot. Todd Clark, who is going to be the Regional CEO for us in these markets, obviously when Mike made the decision to not stay, I think it kind of created some angst in the Ft. Wayne markets, and again, I’m comfortable we’re going to be okay in Fort Wayne. Wendell Bontrager is going to do a great job.

We’ve got a lot of resumes and a lot of opportunities to replace that team. And in fact, when it happened, I called Todd that day and the first thing he told me is if we can help you all down there, we ‘d be glad to do it, which I think kind of signifies what we look for in this partnership. So, we learned our lessons. Obviously you do things a little bit differently every time but I think with Todd’s leadership with kind of a – maybe we needed a little kick in the butt too, that said don’t take yourself so complacent and don’t think you’re better than you are and make sure you keep these revenue drivers and keep them happy. I don’t want to go through this again. So, again I’m, never can say never, but I think we’re off to a great start up here and I think we’re going to do fine in Fort Wayne and I’ve talked to their board and they’re, we’re all, anxious to prove that we can do it right…

(Q – Jon Arfstrom): Well, it’s very arbitrary, but I think it’s helpful to get those numbers out there. And I guess the next question then is capacity. You have Tower and you have United, and I guess maybe it’s a question for you or Jim, what’s the capacity, what’s the appetite for you to continue on?

(A – Robert Jones): Yeah, again one of the things that we did, we created a line of business that was clearly focused on partnering. It begins with Jim. Jim’s capacity is to do whatever… he has the easiest job in the world. He just goes out and gets them. He doesn’t worry about what happens. It’s really Barbara and her team, and we believe fully, Jon, that we can do three to four deals a year. We’ve got dedicated resources. We’re actually expanding that team as we speak. So both Tower, we expect that we’ll have that hopefully completed legally in the first quarter with conversion later in the y ear, a timeline with United. We clearly have capacity to do more this year, and moving into 2015. It is as we said at our last offsite, this is a line of business for us, and this is what we believe is an opportunity to really create a growth platform for Old National…

(Q – John Moran): … And then just a kind of a follow-up on the question that was asked earlier around accretable yield. That gross bond markets I think on Tower and United I mean eight, six year, and Tower was a bit higher than that, I think, but amount to, if I’m not mistaken, something around $ 100 million in total. And I’m just kind of curious same way that interest rate mark was asked earlier, are those numbers in expectations sort of better credit performance than where you guys have marked including the estimates for accretion and is it right to think about those as four and five, three, four, five year life assets too?

(A – Robert Jones): That’s a tough one. Given purchase accounting, it’s awfully tough. I would say this… we haven’t looked at them any different than we’ve looked at the prior credit portfolios. I think Daryl’s comments were appropriate relating to the quality we may have seen. But, I think for modeling purposes, I wouldn’t get too far off of what you’ve seen in our prior experience and we didn’t include the slide that show the accretable yield mark down on the other portfolios, but we’ll have that on our quarterly earnings. And you guys on that, I’d use that for modeling purposes. Daryl – I got it right from Daryl. That’s pretty good…

(Q – Peyton Green): …Question on Tower, I mean Bob, how do you manage the retention of the relationships? I mean given the highly commercial nature of Tower. I mean no revenue synergy is one assumption, but I mean I think there has to be, I mean what’s the reasonable, I guess, business loss to assume? I mean do you feel confident that the accretion range that you gave for them still holds up?

(A – Robert Jones): I think we do. We’ve got a terrific guy in Wendell Bontrager, and Mike Cahill is very engaged and he’s very supportive and working with us. We’ve got a number of other folks including their board that are willing to do whatever they can to retain those relationships. I’ve been in contact with their chair, Keith Busse, who — Keith is a very prominent guy in Ft. Wayne — he is going to do all he can to make sure we don’t lose relationships, that’s – it’s the rest of their board as all are we, we’ve got Barbara put together a good group of folks that are up there assisting with Wendell and the folks that are left, Bob Hall and our team is there.

And quite frankly , we’ve got a lot of resumes that we’re looking at that we’re – I’m not willing to back off of my commitment. Everybody loves a good cat fight occasionally, so I guess we’re going to see what happens there…

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Additional Information for Shareholders

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on December 19, 2013. Shareholders of Tower Financial Corporation are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s and Tower Financial Corporation’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed mergers with Tower Financial Corporation and United Bancorp, Inc. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.